UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14A INFORMATION
Consent Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant      ☐
Filed by a Party other than the Registrant       ☒

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☐	Soliciting Materials Pursuant to Section 240.14a-12

PRESIDENTIAL LIFE CORPORATION
(Name of Registrant as Specified in its Charter)

HERBERT KURZ
 (Name of Person(s) Filing Consent Statement, if other than the Registrant)

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PRELIMINARY CONSENT STATEMENT – SUBJECT TO COMPLETION

CONSENT STATEMENT
OF
HERBERT KURZ

This consent statement and the enclosed WHITE consent card are being furnished by Herbert Kurz (“Mr.  Kurz”) in connection with the solicitation by Mr. Kurz of written consents from the holders of shares of common stock, par value $0.01 per share (the “Shares” or the “Common Stock”), of Presidential Life Corporation, a Delaware corporation (the “Company”), to take the following actions (each, a “Proposal” and collectively, the “Proposals”) without a meeting of stockholders, as authorized by the General Corporation Law of the State of Delaware (the “DGCL”):

Proposal 1.
Remove, without cause, all members of the Company’s Board of Directors (the “Board”) (and any person or persons, other than those elected pursuant to this consent solicitation, elected or designated by any of such directors to fill any vacancy or newly created directorship at the time any of the actions proposed to be taken by this consent solicitation become effective), other than Mr. Kurz.

Proposal 2.
Amend Article III, Section 1 of the Company’s Amended and Restated Bylaws (the “Bylaws”) to fix the size of the Board at nine directors, provided that any amendment to the Bylaws by the Board which would change the number of directors constituting the Board would require the vote of at least 75% of the directors then in office.

Proposal 3.
Elect Donna L. Brazile, William J. Flynn, John F. X. Mannion, Donald Shaffer, Douglas B. Sosnik, Daniel M. Theriault, Jerry Warshaw and Cliff L. Wood (each, a “Nominee” and collectively, the “Nominees”) as directors of the Company.

Proposal 4.
Repeal each provision of the Bylaws or amendments to the Bylaws that are adopted after November 6, 2009 (the last date of reported changes) and before the effectiveness of any of the foregoing proposals and the seating of the Nominees on the Board.

Mr. Kurz believes that the Proposals, if adopted, will provide the stockholders of the Company with a Board comprised of highly qualified individuals committed to enhancing stockholder value.  Among other things, the Nominees, if elected, and Mr. Kurz intend to replace the Company’s current Chief Executive Officer and President, Donald Barnes (“Mr. Barnes”), with a seasoned, first-class insurance executive able to provide the leadership and vision necessary to strengthen the Company’s operations and lift the Company’s stagnant stock price.  If the Nominees are elected, Mr. Kurz expects that he will be designated by the Board to serve as interim Chief Executive Officer and President of the Company until a permanent Chief Executive Officer and President is appointed by the Board.  The Nominees, if elected, and Mr. Kurz intend to form a search committee and to identify and appoint a first-class permanent Chief Executive Officer to run the Company as expeditiously as possible following the election of the Nominees to the Board.

This consent statement is first being mailed to stockholders, along with the enclosed WHITE consent card, on or about December ___ , 2009.  This consent statement is also available on the internet at www.[_____].com.

None of the Proposals is subject to, or is conditioned upon, the adoption of the other Proposals; however, if none of the existing members of the Board are removed in Proposal 1, there will be no vacancies to fill and none of the Nominees can be elected in Proposal 3.  Accordingly, Mr. Kurz will not be seeking to elect the Nominees under Proposal 3 unless the stockholders also approve the removal, without cause, of one or more of the existing members of the Board (other than Mr. Kurz).  Each Proposal will become effective when written consents of stockholders holding a majority of the issued and outstanding shares of the Company’s common stock are delivered to the Company and certified by independent inspectors of elections engaged by the Company in accordance with the Bylaws.  See “Consent Procedures” for additional information regarding the removal and election of directors.

i

Mr. Kurz may be deemed to beneficially own an aggregate of 8,597,265 Shares (approximately 29.1 % of the Company’s outstanding Common Stock based on 29,574,697 Shares outstanding as of November 7, 2009 as disclosed in the Company’s Form 10-Q for the quarterly period ended September 30, 2009).   Such Shares include 6,164,981 Shares (approximately 20.8% of the Company’s outstanding Common Stock) held by the Kurz Family Foundation, Ltd. (the “Foundation”).  Mr. Kurz is a director of the Foundation and disclaims beneficial ownership of all Shares held by the Foundation.  Mr. Kurz intends to deliver a consent in favor of each of the Proposals with respect to the 2,432,284 Shares (approximately 8.2% of the Company’s outstanding Common Stock) he beneficially owns which are not held by the Foundation.  Mr. Kurz’s two adult children, Ellen Kurz and Leonard Kurz, are the other directors of the Foundation. Mr. Kurz will recuse himself from and will not be involved with any decisions relating to the delivery of a consent to the Proposals by the Foundation. Any such decisions will be made by Ellen Kurz and Leonard Kurz, the remaining directors of the Foundation.  In addition to the Shares owned by the Foundation as to which they disclaim beneficial ownership , Ellen Kurz beneficially owns 514,771 Shares and Leonard Kurz beneficially  owns 549,295 Shares , representing approximately 1.7% and 1.9%, respectively, of the Company’s outstanding Common Stock.  Edythe Kurz, Mr. Kurz’s wife, beneficially owns 112,977 Shares, representing approximately 0.4% of the Company’s outstanding Common Stock, and intends to deliver a consent in favor of each of the Proposals.

Mr. Kurz and the Nominees are participants in this solicitation of written consents by Mr. Kurz from the stockholders of the Company (collectively, the “Participants,” and each, a “Participant”). Additional information concerning the Nominees is set forth in “The Proposals - Proposal 3: Election of Nominees” and additional information concerning the Participants is set forth in Annex A.

THIS CONSENT SOLICITATION IS BEING MADE BY MR. KURZ AND NOT BY OR ON BEHALF OF THE COMPANY’S BOARD OF DIRECTORS.  MR. KURZ IS ASKING THE STOCKHOLDERS OF THE COMPANY TO ACT BY WRITTEN CONSENT WITH RESPECT TO THE PROPOSALS ON THE ACCOMPANYING WHITE CONSENT CARD.

A consent solicitation is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder action in lieu of voting in person or by proxy at an annual or special meeting of stockholders.  Whereas at special or annual meetings of stockholders at which a quorum is present, proposed actions may only require that a majority of the shares present and entitled to vote on a proposal vote in favor of the proposal, a written consent solicitation requires the majority vote of all outstanding shares of a company entitled to vote on such action.

Mr. Kurz has engaged Morrow & Co., LLC to assist him in the solicitation of consents from the Company’s stockholders.  Please sign, date and mail the enclosed WHITE consent card in the postage-paid envelope provided.

IMPORTANT INFORMATION REGARDING THIS CONSENT SOLICITATION

Your prompt action is important. Mr. Kurz urges you to sign, date and return the enclosed WHITE consent card in the accompanying postage-paid envelope.  Your consent is important, no matter how many or how few shares you own. Please send in your WHITE consent card today.  Please note you must sign and date the WHITE consent card in order for it to be valid.

For additional information or assistance, please contact Morrow & Co., LLC, the firm assisting Mr. Kurz in the solicitation of consents:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Call Toll Free: 800-662-5200
Banks and Brokerage Firms Call Collect: 203-658-9400

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION	1
INFORMATION ABOUT HERBERT KURZ	2
BACKGROUND AND REASONS FOR THE CONSENT SOLICITATION	3
REASONS FOR THE CONSENT SOLICITATION	4
MR. KURZ’S PLAN TO ENHANCE STOCKHOLDER VALUE	5
THE PROPOSALS	6
PROPOSAL 1: REMOVAL OF DIRECTORS.	6
PROPOSAL 2: AMENDMENT TO BYLAWS FIXING NUMBER OF DIRECTORS.	6
PROPOSAL 3: ELECTION OF NOMINEES.	7
PROPOSAL 4: REPEAL OF ADDITIONAL BYLAWS OR BYLAW AMENDMENTS.	10
CERTAIN EMPLOYMENT AGREEMENTS	11
INTERESTS OF PARTICIPANTS IN THIS CONSENT SOLICITATION	11
CONSENT PROCEDURES	11
SPECIAL INSTRUCTIONS	13
VOTING SECURITIES	13
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	13
SOLICITATION OF CONSENTS	15
STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING	15
FORWARD-LOOKING STATEMENTS	15
OTHER INFORMATION	16

Annex A: Certain Information Concerning the Nominees
Annex B: Proposed Amendment to the Bylaws of the Company

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some questions you, as a stockholder of the Company, may have, and answers to those questions.  The following is not meant to be a substitute for the information contained in the remainder of this consent statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this consent statement.  Mr. Kurz urges you to carefully read this entire consent statement (including the annexes hereto) prior to making any decision on whether to grant any consent.

Q:           Who is making the solicitation?

A:           Consents are being solicited by Herbert Kurz and not on behalf of the Company’s Board of Directors.  Mr. Kurz is the Chairman of the Board of the Company and one of its largest stockholders. He has been a director of the Company since 1969, was the founder of the Company and until recently served as Chief Executive Officer and President of the Company and Chief Executive Officer of Presidential Life Insurance Company (the “Insurance Company”), the Company’s wholly-owned subsidiary through which it conducts its insurance and annuity business. As of November 29 , 2009, Mr. Kurz beneficially owned an aggregate of 8,597,265 Shares or approximately 29.1 % of the outstanding Shares (based on 29,574,697 Shares outstanding as of November 7, 2009). Such Shares include 6,164,981 Shares held by the Foundation. Mr. Kurz is a director of the Foundation and disclaims beneficial ownership of all Shares held by the Foundation .  Additional information about Mr. Kurz is set forth in “Information about Herbert Kurz.”

Q:           What is Mr. Kurz asking that the stockholders consent to?

A:           Mr. Kurz is asking you to consent to the following four Proposals:  Proposal 1 seeks to remove, without cause, all of the current members of the Board other than Mr. Kurz and Proposal 3 seeks to replace those directors with the Nominees selected by Mr. Kurz.  Proposal 2 seeks to amend the Bylaws to fix the size of the Board at nine directors, provided that any amendment to the Bylaws by the Board which would change the number of directors constituting the Board would require the vote of at least 75% of the directors then in office.  Proposal 2, if adopted, only will affect the Board’s ability to amend the Bylaws to change the number of directors.  It will in no way limit or impair the ability of stockholders to amend the Bylaws to change the number of directors.  Proposal 4 seeks to repeal each provision of the Bylaws or amendments to the Bylaws that are adopted after November 6, 2009 (the last date of reported changes) and before the effectiveness of any of the foregoing Proposals and the seating of the Nominees on the Board.

Q:           Why is Mr. Kurz soliciting stockholder consents?

A:           Mr. Kurz is soliciting your consent because he believes the other members of the Board and the Company’s current Chief Executive Officer and President, Donald Barnes, are not pursuing the best strategy to protect and enhance your investment in the Company. Mr. Kurz believes much more can be done to enhance stockholder value and that it is time for immediate change of the Company’s directors (other than Mr. Kurz) and Chief Executive Officer. Mr. Kurz believes the approval of his Proposals will provide the Company with a Board comprised of highly qualified individuals committed to enhancing stockholder value.  Additional information concerning the background to, and Mr. Kurz’s reasons for, this consent solicitation is set forth in “Background and Reasons for the Consent Solicitation.”

Q:           Who are Mr. Kurz’s Nominees?

A:            Mr. Kurz’s Nominees are Donna L. Brazile, William J. Flynn, John F. X. Mannion, Donald Shaffer, Douglas B. Sosnik, Daniel M. Theriault, Jerry Warshaw and Cliff L. Wood.  The Nominees are highly qualified individuals with significant business experience and proven track records in the insurance industry and other fields. The Nominees are independent of the Company under NASDAQ independence standards and are not affiliated with Mr. Kurz. The principal occupation and business experience of each Nominee is set forth in “The Proposals - Proposal 3: Election of Nominees.”

Q:           Who can give a written consent to the Proposals?

A:           If you are a record owner of Shares as of the close of business on the Record Date (as defined below), you have the right to consent to the Proposals.  On November 10, 2009, Mr. Kurz made a request to the Board that the Board fix a record date for this consent solicitation.  On November 20 , 2009, the Board fixed November 30 , 2009 as the record date for this consent solicitation (such date, the “Record Date”).

Q:           When is the deadline for submitting consents?

A:           Mr. Kurz urges you to submit your consent as soon as possible so that his Nominees can be seated on the Board as soon as possible.  In order for the Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company.

Q:           How many consents must be granted in favor of the Proposals to adopt them?

A:           The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding Shares as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company and certified by independent inspectors of elections engaged by the Company in accordance with the Bylaws.  According to information furnished to Mr. Kurz by the Company, as of the Record Date, there were [_____] Shares issued and outstanding.  Accordingly, the consent of the holders of at least [_____] Shares is necessary to effect the Proposals.

Q:           What should I do to consent?

A:           Sign, date and return the enclosed WHITE consent card today in the enclosed postage-paid envelope. In order for your consent to be valid, your consent card must be signed and dated.

Q:           What should I do if I decide to revoke my consent?

A:           An executed consent card may be revoked at any time before the action authorized by the executed consent becomes effective by signing, dating and delivering a written revocation. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Company or to Mr. Herbert Kurz, c/o Morrow & Co., LLC at 470 West Avenue, Stamford, CT 06902. Although a revocation is effective if delivered to the Company, we request that either the originals or photostatic copies of all revocations of consents be mailed or delivered to Morrow & Co., LLC at the address set forth above, so that Mr. Kurz will be aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

Q:           Whom should I call if I have questions about the solicitation?

A:           Please call Morrow & Co., LLC, the firm assisting Mr. Kurz in this solicitation, at 800-662-5200 (toll-free). Banks and brokers may call collect at 203-658-9400.

INFORMATION ABOUT HERBERT KURZ

This consent solicitation being made by Herbert Kurz, the Chairman of the Board and one of the Company’s largest stockholders. It is not being made by or on behalf of the Company’s Board of Directors.  Mr. Kurz founded the Company in 1965 and has been instrumental in growing the Company into a leading provider of fixed deferred and immediate annuities and life insurance products to financial service professionals and their clients across the United States.  Mr. Kurz has been a director since 1969 and Chairman of the board of directors of the Insurance Company for more than 30 years.  Mr. Kurz also served as Chief Executive Officer and President of the Company.  As announced on April 17, 2008, effective May 12, 2009, Mr. Kurz resigned as Chief Executive Officer and President of the Company and Chief Executive Officer of the Insurance Company.  Mr. Kurz is 89 years old.

Mr. Kurz may be deemed to beneficially own an aggregate of 8,597,265 Shares (approximately 29.1 % of the Company’s Common Stock based on 29,574,697 Shares outstanding as of November 7, 2009).   Such Shares include 6,164,981 Shares (approximately 20.8% of the Company’s outstanding Common Stock) held by the Kurz Family Foundation, Ltd. (the “Foundation”).  Mr. Kurz is a director of the Foundation and disclaims beneficial ownership of all Shares held by the Foundation.  Mr. Kurz intends to deliver a consent in favor of each of the Proposals with respect to the 2,432,284 Shares (approximately 8.2% of the Company’s outstanding Common Stock) he beneficially owns which are not held by the Foundation.  Mr. Kurz’s two adult children, Ellen Kurz and Leonard Kurz, are the other directors of the Foundation. Mr. Kurz will recuse himself from and will not be involved with any decisions by the Foundation as to whether it will consent to the Proposals.  Any such decisions will be made by Ellen Kurz and Leonard Kurz, who are the remaining directors of the Foundation.  In addition to the Shares owned by the Foundation  as to which they disclaim beneficial ownership , Ellen Kurz beneficially owns 514,771 Shares and Leonard Kurz beneficially  owns 549,295 Shares, representing approximately 1.7% and 1.9%, respectively, of the Company’s outstanding  Common Stock.  Edythe Kurz, Mr. Kurz’s wife, beneficially owns 112,977 Shares, representing approximately 0.4% of the Company’s outstanding Common Stock, and intends to deliver a consent in favor of each of the Proposals .

Each of Mr. Kurz and the Foundation may be deemed to have “control” over the Insurance Company within the meaning of New York Insurance Law. Given this status, each of Mr. Kurz and the Foundation must comply in all material respects with Article 15 of the New York Insurance Law.

BACKGROUND FOR THE CONSENT SOLICITATION

As described above, Mr. Kurz is the founder of the Company and one of its largest stockholders.   Mr. Kurz has been dismayed by the recent direction and performance of the Company under the current Board members.  As detailed in the Section entitled “Reasons for the Consent Solicitation,” Mr. Kurz believes that his and your investment in the Company’s stock has suffered, in large part, from poor leadership by Mr. Barnes and the Board.

During all periods discussed in this consent solicitation statement, Mr. Kurz was a member of the Board (including when the Board took actions or failed to take actions referred to in this consent statement).  Mr. Kurz has endeavored to work constructively with the Company’s senior management and the other Board members.  Mr. Kurz believes his efforts, however, have been continuously frustrated by senior management and the other Board members, who consistently have opposed Mr. Kurz’s specific suggestions to improve operating performance and enhance value for all Company stockholders, including Mr. Kurz’s recommendation to appoint an experienced, skilled executive capable of enhancing stockholder value to serve as Chief Executive Officer of the Company instead of Mr. Barnes.

In accordance with the succession plan approved by the Board, on April 17, 2008, the Company announced that, effective May 12, 2009, Mr. Kurz would resign as Chief Executive Officer and President of the Company and Chief Executive Officer of the Insurance Company.  The Company also announced that Mr. Kurz would be succeeded as the Company’s Chief Executive Officer by Mr. Barnes, who was then serving as President and Chief Operating Officer of the Insurance Company.

On September 8, 2008, the Board adopted several amendments to the Bylaws limiting the powers and functions of the Chairman, including, among others,  removing the right of the Chairman to preside over stockholder meetings and Board meetings (in each case, unless no chairperson has been designated by the Board) and eliminating the ability of the Chairman to call special meetings of the stockholders.

On October 28, 2008, Mr. Kurz gifted 5,364,371 shares of Common Stock to the Foundation.

On February 17, 2009, each of Mr. Kurz and the Foundation filed a statement on Schedule 13D reporting such person’s beneficial ownership of Shares in excess of five percent of the Company’s outstanding Shares.  Neither Mr. Kurz nor the Foundation previously had filed a statement on Schedule 13D or Schedule 13G reporting such person’s beneficial ownership of Shares prior to such date.  The Schedule 13D filed by Mr. Kurz on February 17, 2009 disclosed, among other things, that Mr. Kurz had been dissatisfied with certain actions and decisions of the Board and that he had considered the possibility of nominating candidates for election to the Board at the Company’s 2009 annual meeting of stockholders.  The Schedule 13D also disclosed that Mr. Kurz had determined not to propose nominees for election to the Board at such annual meeting.

In accordance with the previously announced succession plan, on May 13, 2009, the Board appointed Mr. Barnes as Chief Executive Officer and President of the Company and Chief Executive Officer of the Insurance Company, with Mr. Kurz continuing to serve as Chairman of the Company and the Insurance Company.  Also on May 13, 2009, the Board of Directors took action to further limit the powers and functions of the Chairman, as it amended the Company’s Bylaws to, among other things, eliminate the ability of the Chairman to call special meetings of the Board.

On July 7, 2009, Mr. Kurz received written confirmation from the State of New York Insurance Department that Mr. Kurz continues to have “control” over the Company within the meaning of New York Insurance Law, notwithstanding the fact that he no longer owns 10% or more of the outstanding Common Stock as a result of his gift of 5,364,371 Shares to the Foundation.  On the same date, the Foundation received written approval from the State of New York Insurance Department of its application for acquisition of control in connection with the receipt the 5,364,371 Shares gifted to the Foundation by Mr. Kurz on October 28, 2008.

On October 2, 2009, Mr. Kurz filed an amendment on Schedule 13D, which disclosed Mr. Kurz’s intention to commence a consent solicitation for the purposes of removing from office, without cause, all or a majority of the current directors (other than Mr. Kurz) and electing in their place a slate of nominees to be proposed by Mr. Kurz.

On November 6, 2009, Mr. Kurz filed a preliminary consent solicitation statement in connection with this consent solicitation.  Also on November 6, 2009, Mr. Kurz delivered a letter to the Company requesting a complete list of the Company’s stockholders and other corporate records as permitted by applicable state law for the purpose of enabling Mr. Kurz to communicate with the Company’s stockholders in connection with this consent solicitation.  On the same date, Mr. Kurz filed an amendment on Schedule 13D disclosing these actions.

On November 10, 2009, Mr. Kurz made a request to the Board that the Board fix a record date for this consent solicitation.

On November 17, 2009, the Company delivered a list of stockholders to representatives of Mr. Kurz.

On November 20, 2009, the Board fixed November 30, 2009 as the record date for this consent solicitation.

REASONS FOR THE CONSENT SOLICITATION

Over the past year, Mr. Kurz has become increasingly dissatisfied with the direction and performance of the Company.

IN MR. KURZ’S VIEW, THE COMPANY’S FINANCIAL PERFORMANCE AND THE VALUE OF ITS SHARES HAVE SUFFERED UNDER THE CURRENT LEADERSHIP.

The Company’s recent performance, in Mr. Kurz’s opinion, has suffered under the current leadership.  Consider the following:

•
From April 17, 2008, the day the Company announced Mr. Kurz would be stepping down as Chief Executive Officer and President of the Company effective May 12, 2009, to November 27 , 2009, the Company’s stock price has fallen from $17.19 per share to $ 9.75 per share, representing a decrease of over 43%.

•
From May 12 , 2009 (the last trading date prior to the date on which Mr. Barnes became Chief Executive Officer and President of the Company and Chief Executive Officer of the Insurance Company) to November 27 , 2009, the Company’s stock price has increased 1.1%.  During the same period, the A.M. Best’s U.S. Life Insurance Index and the S&P Supercomposite Life and Health Insurance Index, which includes the Company, have risen by 13.3 % and 17.8%, respectively.

•
For the nine months ended September 30, 2009, the Company reported a decline in net investment income of more than $84 million compared with the same period in 2008 and a net loss per share of $0.34 compared with a net gain per share of $0.72 for the same period in 2008.

THE BOARD, IN MR. KURZ’S VIEW, HAS FAILED TO PROVIDE STRATEGIC VISION FOR THE COMPANY AND TO PROPERLY ASSESS MR. BARNES' QUALIFICATIONS TO BE CHIEF EXECUTIVE OFFICER.

•
It is Mr. Kurz’s strongly held belief that directors must be held accountable for poor performance by corporate management, and Mr. Kurz believes that the Company’s current leadership has performed poorly.  One of the primary responsibilities of a company’s board is to evaluate, properly motivate and manage capable chief executives and senior management.  By this standard of measurement, Mr. Kurz believes the Board has not performed well.

•
During the Board’s consideration of a succession plan upon Mr. Kurz’s retirement and in the months following, Mr. Kurz repeatedly requested that the Board undertake a discussion of the qualifications of a Chief Executive Officer.  Mr. Kurz believes that the Board gave inadequate attention to determining the required abilities of a Chief Executive Officer and insufficiently evaluated Mr. Barnes’ abilities for such position.  In addition, the Board did not conduct a search to identify the best qualified person for such position.  Although Mr. Barnes has been with the Company for several years and was initially supported by Mr. Kurz to be Chief Executive Officer, in Mr. Kurz’s opinion, in recent months Mr. Barnes has not exhibited the skills and vision necessary to effectively lead the Company.  Given the Company’s recent poor performance, Mr. Kurz believes that Mr. Barnes is not the right person to enhance value for the Company’s stockholders.

THE BOARD OF DIRECTORS HAS A POOR RECORD ON CORPORATE GOVERNANCE MATTERS.

•
As of November 6, 2009, the Company’s corporate governance quotient (CGQ) as measured by the RiskMetrics Group ("RiskMetrics") was higher than only 13% of the companies in the S&P 600 and was in the bottom 33% of insurance companies.   RiskMetrics’ CGQ evaluates the strengths, deficiencies and risks of a company’s corporate governance practices and board of directors.  The CGQ measurement provides shareholders with a useful and independent point of comparison as to how the Company’s corporate governance policies and practices compare against that of other companies.  Some shareholders, including institutional investors, believe that good corporate governance leads to better performance by public companies.  Mr. Kurz believes that the Company’s CGQ may assist shareholders of the Company in evaluating their investment in the Company and Mr. Kurz’s consent solicitation.

•
Over the past year, Mr. Kurz believes the Board has taken several unusual actions to strip him, as Chairman of the Board, of his power and authority to properly serve in the position.  Among other things, the Board has amended the Bylaws without stockholder approval to eliminate the ability of the Chairman to call a special meeting of stockholders or a special meeting of the Board.  Through these amendments to the Bylaws, the Board has impeded the ability of Mr. Kurz to focus the Board’s attention on, and force the Board to consider, important issues relating to the Company and to present actions directly to the stockholders which Mr. Kurz believes are in your best interest.

MR. KURZ’S PLAN TO ENHANCE STOCKHOLDER VALUE

Mr. Kurz is convinced that under the right Board leadership and management team, the Company has substantial potential for growth. As the founder of the Company and one of its largest stockholders, Mr. Kurz is determined to increase value for all stockholders of the Company.  Mr. Kurz believes that the replacement of the Board (other than Mr. Kurz) and the Company’s Chief Executive Officer and President is necessary in order to begin implementing specific programs designed to improve the Company’s performance and increase stockholder value.  Mr. Kurz is confident that he and his Nominees have the skills and conviction to evaluate management performance and would be capable of assisting with the selection of a highly qualified Chief Executive Officer.  As the founder of the Company, Mr. Kurz believes that a fundamental reason for the Company’s success over the years is that it has been a cost-conscious company.  Mr. Kurz believes that the current Board and leadership has departed from such principle, which is particularly troublesome given the current economic climate.  Mr. Kurz and the Nominees, if elected, intend to implement the following actions:

•	Implement additional cost reductions in various areas including corporate perks.
•	Strengthen the Company's capital base without diluting the common equity.

•	Focus on the “hands-on” management of the Company’s businesses and successful, bottom-line operating and growth strategies, both short and long-term.

•	Immediately conduct a thorough and expeditious search for and appoint a new, highly qualified, full-time Chief Executive Officer.

In addition to the plan of action described above, the Company’s stockholders should know that as founder of the Company, Mr. Kurz,  has a proven track record of creating value for stockholders.  Mr. Kurz founded the Company in 1965 and has been instrumental in growing the Company into a leading provider of fixed deferred and immediate annuities and life insurance products to financial service professionals and their clients across the United States.

The Nominees, if elected, intend to discharge their duties as directors of the Company in compliance with all applicable legal requirements, including the fiduciary obligations imposed on corporate directors under Delaware law.  The Nominees and Mr. Kurz are committed to enhancing stockholder value.  While there can be no assurances that the election of the Nominees will indeed enhance stockholder value, Mr. Kurz and the Nominees are committed to doing so in the most timely, effective and efficient manner possible.

MR. KURZ URGES YOU TO CONSENT TO EACH OF HIS PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD.

THE PROPOSALS

Mr. Kurz is soliciting consents from the Company’s stockholders in support of the following Proposals:

PROPOSAL 1:  REMOVAL OF DIRECTORS.

Proposal 1 is to remove, without cause, all members of the Board (and any person or persons, other than those elected by this consent solicitation, elected or designated by any of such directors to fill any vacancy or newly created directorship at the time any of the actions proposed to be taken by this consent solicitation become effective), other than Mr. Kurz.  According to the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), the following eight persons are currently members of the Board in addition to Mr. Kurz: Donald Barnes, W. Thomas Knight, Stanley Rubin, William M. Trust, Jr., Lawrence Read, Lawrence Rivkin, William DeMilt and John D. McMahon.

Although Article III, Section 3 of the Bylaws provides that directors “may be removed with cause by vote of the stockholders,” Section 141(k) of the Delaware General Corporation Law (the “DGCL”) provides that any director or the entire board of directors of a corporation may be removed, with or without cause, by holders of a majority of the shares then entitled to vote at an election of directors, except in certain cases involving corporations with classified boards or cumulative voting for directors.  Since the Company’s Board is not classified and the Company does not have cumulative voting for directors, notwithstanding the provisions of Article III, Section 3 of the Bylaws, the Company’s stockholders may remove the members of the Board, without cause, pursuant to this consent solicitation.

MR. KURZ URGES YOU TO CONSENT TO THE REMOVAL OF THE EXISTING DIRECTORS OF THE COMPANY, OTHER THAN MR. KURZ.

PROPOSAL 2:  AMENDMENT TO BYLAWS FIXING NUMBER OF DIRECTORS.

Proposal 2 is to amend Article III, Section 1 of the Bylaws to fix the size of the Board at nine directors, provided that any amendment to the Bylaws by the Board which would change the number of directors constituting the Board would require the vote of at least 75% of the directors then in office. The text of the proposed amendment to Article III, Section 1 of the Bylaws is set forth in Annex B to this consent statement. Article III, Section 1 of the Bylaws currently provides that the Board shall consist of not less than five nor more than nineteen directors and that a majority of the total number of directors the Company would have without any vacancies may reduce or increase the size of the Board within such limits.  Currently the Board consists of nine directors.  Section 109(a) of the DGCL and Article IX of the Company’s Bylaws permit the Company’s stockholders to amend the Bylaws.  Proposal 2, if adopted, only will affect the Board’s ability to amend the Bylaws to change the number of directors.  It will in no way limit or impair the ability of stockholders to amend the Bylaws to change the number of directors.

In the event that some or all of the Nominees are elected to the Board pursuant to this consent solicitation, adoption of Proposal 2 would prevent the existing Board from nullifying or diminishing the impact of the election of the Nominees by preventing the Board from increasing its size and appointing directors allied with the existing members of the Board.  For instance, under the current Bylaws, if the size of the Board were increased to 19 members, the Nominees and Mr. Kurz would not comprise a majority of the Board even if all existing directors (other than Mr. Kurz) were removed and all of the Nominees were elected.  Mr. Kurz does not believe that adoption of Proposal 2 would have any negative effect on the shareholders, as shareholders would still retain the right to amend the Bylaws to increase or decrease the size of the Board.

MR. KURZ URGES YOU TO CONSENT TO THE AMENDMENT OF THE BYLAWS FIXING THE NUMBER OF DIRECTORS.

PROPOSAL 3:  ELECTION OF NOMINEES.

Proposal 3 is to elect Mr. Kurz’s eight Nominees to serve as directors of the Company.  Accordingly, if Proposal 1 is approved, Mr. Kurz is nominating eight Nominees to fill the available seats on the Board, and if the Nominees are elected they and Mr. Kurz will constitute the entire membership of the Board.  See “Consent Procedures” for further details relating to the election of the Nominees if fewer than all the existing directors other than Mr. Kurz are removed pursuant to Proposal 1.

Mr. Kurz’s Nominees are named in the table below.  If elected, the Nominees intend to keep Mr. Kurz as Chairman of the Board and appoint him as interim Chief Executive Officer and President of the Company until a permanent Chief Executive Officer and President is appointed by the Board.  The Nominees, if elected, and Mr. Kurz intend to form a search committee and to identify and appoint a first-class permanent Chief Executive Officer to run the Company as expeditiously as possible following the election of the Nominees to the Board.

Mr. Kurz is not an independent director within the meaning of NASDAQ listing standards.  Mr. Kurz believes that each of the Nominees is independent within the meaning of NASDAQ listing standards and is not currently affiliated with Mr. Kurz, or with the Company or any subsidiary of the Company.  Consequently, Mr. Kurz believes that if the Nominees are elected, a majority of the directors will be independent within the meaning of the NASDAQ listing standards, and there will be a sufficient number of independent directors to serve on the Board’s Audit Committee, Compensation Committee and Nominating and Governance Committee.  Mr. Kurz believes that Mr. Theriault qualifies as an “audit committee financial expert” as defined by SEC rules.  Mr. Kurz reserves the right to nominate or substitute additional persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Nominees.  The nomination or substitution of additional persons as nominees by Mr. Kurz in this consent solicitation is not subject to the advance notice provisions of the Bylaws.

The composition of the Board’s committees will be determined by the Nominees, if elected, and Mr. Kurz. The Audit Committee, Compensation Committee and Nominating and Governance Committee will each consist solely of independent directors as determined in accordance with NASDAQ listing standards.  No other specific determinations regarding the composition of the Board’s committees have been made as of the date of this consent statement.

The Nominees have furnished the following information regarding their principal occupations and certain other matters.

Name and Business Address	Age	Principal Occupation, Employment History and Other Directorships
Donna L. Brazile 1001 G Street, N.W., Suite 500E Washington, D.C. 20001	50
Ms. Brazile is the founder and Managing Director of Brazile & Associates LLC, a general consulting, grassroots advocacy and training firm based in Washington, D.C.  In addition, Ms. Brazile holds several academic positions, including as an Adjunct Professor at Georgetown University (since 2001), a Senior Lecturer of the J.M. Burns Academy of Leadership at the University of Maryland (since 2001), College Park, and the Senator Wynona Lipman Chair of the Center for American Women in Politics at Rutgers University (since 2005).  Ms. Brazile is also a political analyst and a contributor to CNN, ABC News and National Public Radio and a columnist and writer for several publications, including Roll Call Newspaper and MS Magazine. Ms. Brazile served as presidential campaign manager for former Vice President Al Gore in 2000.  In September 2001, Ms. Brazile was named by Washingtonian Magazine as one of the “100 most powerful women in Washington, D.C.”  In 2008 and previously, Ms. Brazile served as a director of Presidential Life Insurance Company, a wholly-owned subsidiary of the Company through which it conducts its insurance and annuity business.

William J. Flynn Mutual of America Life Insurance Company 320 Park Avenue New York, NY 10022	82
Mr. Flynn currently serves as the Chairman of the National Committee on American Foreign Policy and is the former Chairman of the Board of The Life Insurance Council of New York.  Mr. Flynn served as Chairman of the Board of Mutual of America Life Insurance Company (“Mutual of America”), a provider of pension and retirement-related products, programs and services, from 1982 to 2005 and as Chief Executive Officer of Mutual of America from 1972 to 1994.

John F. X. Mannion Unity Mutual Life Insurance Company 507 Plum Street P.O. Box 5000 Syracuse, NY 13250	76
Mr. Mannion is the Chairman Emeritus of Unity Mutual Insurance Company (“Unity Mutual”), an insurance company specializing in life insurance and annuities.  Mr. Mannion served as Chief Executive Officer of Unity Mutual from 1980 to 1998.  Mr. Mannion also currently serves as a director of Unity Financial Life Insurance Company, an affiliate of Unity Mutual, and Onondaga Venture Capital Fund.

Donald Shaffer 799 Park Avenue #14A New York, NY 10021	81
Mr. Shaffer serves on the Board of Directors of the New York Civil Liberties Union.  Mr. Shaffer also serves as the Treasurer of the Peace Action Fund of New York State and the Secretary-Treasurer of the Progressive America Fund.  From 1954 to 1987, Mr. Shaffer was President of Donald Shaffer Associates, Inc., a full service insurance agency.  Mr. Shaffer is a lawyer.

Douglas B. Sosnik 4819 Indian Lane NW Washington, D.C. 20016	53
Mr. Sosnik currently advises prominent US Fortune 100 corporations and the National Basketball Association, as well as US Senators and Governors, in crisis management and strategic planning.  Mr. Sosnik served as a campaign strategist for Senator John Kerry’s 2004 presidential campaign.  Prior to working for Senator Kerry’s campaign, Mr. Sosnik served as senior advisor for policy and strategy to President Bill Clinton during President Clinton’s second term in office and was Chief of Staff for Senator Christopher Dodd.   In 2008 and previously, Mr. Sosnik served as a director of Presidential Life Insurance Company, a wholly-owned subsidiary of the Company, through which it conducts its insurance and annuity business.

Name and Business Address	Age	Principal Occupation, Employment History and Other Directorships
Daniel M. Theriault Portales Partners, LLC 32 East 31st Street, 10th Floor New York, NY 10016	50
Mr. Theriault currently serves as a Managing Director of Portales Partners, LLC, a firm specializing in providing independent research of the financial services industry for institutional investors.  From 2005 to 2008, Mr. Theriault served as Managing Member of Kineo Advisors, LLC, an investment advisory firm which he founded.  Prior to founding Kineo Advisors, Mr. Theriault served as a Senior Portfolio Manager with John A. Levin & Co. from 1997 to 2004. Prior to joining John A. Levin & Co., he served as President and Chairman of the Advisory Committee for the T. Rowe Price Financial Services Fund from its inception in September 1996 through October 1997, and served as Vice President and research analyst primarily responsible for analyzing the insurance and financial services industries from 1995 to 1997.  Previously Mr. Theriault spent five years as a securities analyst, four years in the insurance industry and five years in public accounting.  Mr. Theriault has served as a director of First Investors Financial Services Group, Inc. since 2003 and is a member of the audit committee.  Mr. Theriault holds designations as a Certified Public Accountant and as a Chartered Financial Analyst.

Jerry Warshaw 201 DeVries Ct. Piermont, NY 10968	68
Mr. Warshaw is an independent life insurance consultant specializing in underwriting and company operations.  He was previously a senior partner of Independent Underwriters Associates LLP, a company that specialized in performing underwriting and operational audits for the life insurance industry.  Mr. Warshaw served as President and Chief Operating Officer of Presidential Life Insurance Company from 1989 to 1995.  He has also been a frequent lecturer at the Stern Graduate School of Business, New York University, and was Distinguished Faculty at the Center for International Insurance Studies.  Mr. Warshaw is a speaker at national and international conferences, including the International Congress of Developing Countries in Nepal, and has also served as an advisor to the United Nations, helping member states develop their insurance industries.

Cliff L. Wood 145 College Road Suffern, NY 10901	65
Mr. Wood has been President of Rockland Community College since May 2004.  From 1987 to 2004, Mr. Wood was Vice President of Academic Affairs of County College of Morris in Randolph, New Jersey.  Mr. Wood also serves on the Advisory Board of the Rockland Community Foundation, the Board of Directors of Good Samaritan Hospital (as Chair), the Board of Directors of the Rockland Economic Development Corporation and the Board of Trustees of the Holocaust Museum & Study Center.

Each of the Nominees has consented to being named as a nominee in this consent statement and to serve as a director of the Company if elected pursuant to this consent solicitation.  Mr. Kurz does not expect that any of the Nominees will be unable to stand for election to the Board or to serve as a director if elected.  In the event that a vacancy in the slate of Mr. Kurz’s Nominees should occur unexpectedly, Mr. Kurz may appoint a substitute candidate selected by him.  If Mr. Kurz determines to add nominees because the Company expands the size of the Board of Directors subsequent to the date of this consent statement, Mr. Kurz intends to supplement this consent statement.

If elected, the Nominees will be responsible for managing the business and affairs of the Company.  Each director of the Company has an obligation under the DGCL to discharge his or her duties as a director on an informed basis, in good faith, with due care and in a manner the director honestly believes to be in the best interests of the Company and the stockholders.  It is possible that circumstances may arise in which the interests of Mr. Kurz, on the one hand, and the interests of other stockholders of the Company, on the other hand, may differ.  In any such case, Mr. Kurz expects the Nominees to discharge fully their obligations to the Company and its stockholders under Delaware law.

The Nominees will not receive any compensation from Mr. Kurz for their services as directors of the Company if elected.  Each of Mr. Kurz’s Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its directors.  The compensation currently paid by the Company to its directors is described in the Company’s definitive proxy statement filed with the SEC on April 24, 2009 (the “2009 Proxy Statement”).

Mr. Kurz has agreed to indemnify each Nominee, to the fullest extent permitted by the DGCL and other applicable law, against, and to hold each Nominee harmless from, any and all liabilities, losses, claims, damages, suits, actions, judgments and reasonable costs and expenses actually incurred by such Nominee (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) based upon or arising out of the matters set forth in this consent solicitation; provided, however, that Mr. Kurz will not be liable in any such case to the extent that any such Losses arise out of any inaccurate written information supplied by the Nominees for inclusion in any filings made with any federal or state governmental agency, including any consent solicitation materials (including this consent statement), or are found in a final judgment by a court, not subject to further appeal, to have resulted from bad faith, gross negligence or willful misconduct on the Nominees’ part.  In addition, Mr. Kurz has agreed to reimburse each Nominee for the Nominee’s reasonable and documented out-of-pocket expenses (including travel expenses) directly related to the Nominee’s participation in this consent solicitation.

MR. KURZ URGES YOU TO CONSENT TO THE ELECTION OF EACH OF HIS NOMINEES.

PROPOSAL 4:  REPEAL OF ADDITIONAL BYLAWS OR BYLAW AMENDMENTS.

Proposal 4 is to adopt a resolution which would repeal each provision of the Company’s Bylaws or amendments of the Bylaws that are adopted after November 6, 2009 (the last date of reported changes) and before the effectiveness of any of the foregoing Proposals and the seating of the Nominees on the Board.  Based on publicly available information, the most recent version of the Company’s Bylaws was adopted on November 6, 2009, and no amendments after that date have been publicly disclosed.

This Proposal is intended to prevent any actions by the current directors of the Company that might impede the effectiveness of any of these Proposals or negatively impact Mr. Kurz’s ability to obtain stockholder consents or give effect to the will of the stockholders expressed in such consents.  Approval of this proposal would also result in the repeal of amendments to the Bylaws effected after November 6, 2009 and before the effectiveness of any of the foregoing Proposals that may be aligned with the interests of the Company’s stockholders.  Mr. Kurz and the Nominees, if elected, intend to undertake a review of any amendments to the Bylaws repealed pursuant to this Proposal 4 and to reinstate any such amendments that Mr. Kurz and the Nominees believe are in the best interests of the shareholders of the Company.  Adoption of this Proposal 4 would not affect the ability of the shareholders to amend the Bylaws by written consent or at an annual or special meeting of shareholders.

As previously discussed, this Proposal 4 is not conditioned on the adoption of any of the foregoing Proposals.  In the event that this Proposal 4 is adopted by the shareholders but none of the Nominees is elected to the Board, this Proposal 4 would repeal each provision of the Company’s Bylaws or amendments of the Bylaws that are adopted after November 6, 2009 (the last date of reported changes) and before the effectiveness of this Proposal 4.  In any event, this Proposal 4 will not become effective prior to the date on which written consents approving this Proposal 4 are delivered to the Company in the manner provided by the Bylaws and the DGCL, which date must be within 60 days of the earliest dated consent delivered.  Section 109(a) of the DGCL and Article IX of the Company’s Bylaws permit the Company’s stockholders to amend the Bylaws.

MR. KURZ URGES YOU TO CONSENT TO THE REPEAL OF ADDITIONAL BYLAWS OR BYLAW AMENDMENTS AS DESCRIBED ABOVE.

CERTAIN EMPLOYMENT AGREEMENTS

The following information is taken from the Company’s revised preliminary consent revocation statement filed with the SEC on November 25 , 2009. The Company has entered into employment agreements with Charles Snyder (Chief Financial Officer of the Company and Director of the Insurance Company), Mark Abrams (Executive Vice President, Chief Investment Officer and Director of the Insurance Company) and Mr. Barnes for a term of three years each.  The agreements provide for severance pay if the executive is terminated without cause by the Company at any time, with payment equal to the greater of (i) the remaining salary and benefits due under the contract or (ii) two year’s salary at the current rate of salary compensation, payable in installments in accordance with the Company’s standard payroll procedures.  The vesting of equity compensation will not be accelerated upon such a termination.  If employment is terminated by the Company for cause or by the executives, there are no severance benefits.

INTERESTS OF PARTICIPANTS IN THIS CONSENT SOLICITATION

This consent solicitation is being conducted by Mr. Kurz.  Information in this consent statement and in Annex A about each Participant in Mr. Kurz’s solicitation was provided by that Participant.

CONSENT PROCEDURES

Section 228 of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Consents must also bear the date of the signature of the stockholder who signs the written consent.  The Company’s certificate of incorporation does not prohibit, and therefore permits, the Company’s stockholders to act by written consent.

Section 213(b) of the DGCL provides that the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation’s board of directors is required and the board has not fixed a record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery of signed written consents made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Article II, Section 11(a) of the Bylaws provides that any stockholder of record seeking to have the stockholders of the Company authorize or take corporate action by written consent is required to request that the Board fix a record date to establish those stockholders that are entitled to give their consent. The Board shall promptly, but in all events within 10 days after the date on which the request is received, adopt a resolution fixing the record date, which record date must be no more than 10 days after the date of the resolution. If the Board does not fix a record date within 10 days after the receipt of the request, the record date for the consent solicitation will be the first date on which a signed written consent is delivered to the Company.  On November 10, 2009, Mr. Kurz delivered a letter to the Board requesting that the Board set a record date for determining the stockholders entitled to consent to corporate action in writing without a meeting in connection with Mr. Kurz’s consent solicitation.  On November 20 , 2009, the Board fixed November 30 , 2009 as the Record Date for this consent solicitation.

Consents representing a majority of all the Shares as of the close of business on the Record Date entitled to be voted at a meeting of stockholders on the Proposals (i.e., a majority of the issued and outstanding Shares) are required in order to implement each of the Proposals.

In order for a director to be removed, without cause, consents to that director’s removal representing a majority of all Shares outstanding on the Record Date entitled to be voted at a meeting of stockholders (i.e., a majority of the issued and outstanding Shares) are required.  A stockholder may consent to the removal of only certain existing directors by designating the names of one or more directors who are not to be removed on the WHITE consent card.  Accordingly, it is possible that some, but not all, of the existing directors other than Mr. Kurz may be removed pursuant to Proposal 1.  It is Mr. Kurz’s intention that if fewer than all of the existing directors are removed, then the Nominees who are standing for election to fill the vacancies resulting from the removal of such existing directors be elected in order of the number of consents received by the Nominees, with the Nominee receiving the highest number of consents filling the first available vacancy.  If fewer than four existing directors are removed pursuant to Proposal 1, then Mr. Kurz and his Nominees, if elected, will not constitute a majority of the Board and will not be able to cause the Board to take (or not take) any specific action.  In such an event, Mr. Kurz and the Nominees will seek to influence the Board and management to address the issues they believe need to be addressed as set forth in “Background and Reasons for the Consent Solicitation.”  There can be no assurance that Mr. Kurz and the Nominees, if they constitute less than a majority of the Board, will be able to persuade other directors to join with them in addressing such issues.

According to information furnished to Mr. Kurz by the Company, as of the Record Date, there were [_____] Shares issued and outstanding.  Accordingly, the consent of the holders of at least [_____] Shares is necessary to effect the Proposals.

Under Section 228(c) of the DGCL, no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered, written consents signed by the holders of a sufficient number of shares are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded.  In addition, Article II, Section 11 of the Bylaws provides that, in the event of the delivery to the Company of written consents to take corporate action, the Company shall engage independent inspectors of elections for the purpose of performing promptly a ministerial review of the validity of the consents and revocations.  Under the Bylaws, for the purpose of permitting the inspectors to perform such review, no action by written consent and without a meeting shall be effective until such inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Company in accordance with the Bylaws and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Company.

If the Proposals are adopted pursuant to the consent procedures, prompt notice will be given pursuant to Section 228(d) of the DGCL to stockholders who have not executed consents.

An executed WHITE consent card may be revoked at any time before the action authorized by the executed consent becomes effective by dating, signing and delivering a written revocation.  A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective.  The delivery of a subsequently dated consent card which is properly completed will constitute a revocation of any earlier consent.  The revocation may be delivered either to Mr. Kurz, care of Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 or such other address as the Company may provide.  Although a revocation is effective if delivered to the Company, Mr. Kurz requests that either the originals or photostatic copies of all revocations of consents be mailed or delivered to Mr. Kurz, care of Morrow & Co., LLC, at the address set forth above, so that Mr. Kurz will be aware of all revocations and can more accurately determine if and when consents to the actions described herein have been received from the holders of record on the Record Date of a majority of outstanding Shares.

Please note, however, if your Shares are held in the name of a brokerage firm, bank or other nominee, only it can execute a revocation of a previously executed consent representing your Shares and only on receipt of your specific instructions.  Accordingly, if you wish to revoke a previously executed consent, you should contact the person responsible for your account and give instructions to execute a written revocation on your behalf.  You can also revoke your consent by signing, dating and returning a later dated consent card.

Mr. Kurz plans to present the results of any successful solicitation with respect to the corporate actions proposed herein to the Company as soon as possible.

SPECIAL INSTRUCTIONS

Holders of Shares as of the close of business on the Record Date may elect to consent to, withhold consent to or abstain from consenting by marking the “CONSENT,” “DOES NOT CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the postage-paid envelope provided.

In addition, stockholders may withhold consent to the removal of any individual member of the Board (other than Mr. Kurz) or to the election of any individual Nominee by writing such person’s name in the space relating to the applicable Proposal on the consent card.  Mr. Kurz will not be able to elect any of the Nominees unless stockholders also approve the removal, without cause, of one or more of the existing members of the Board (other than Mr. Kurz).

If the stockholder has signed, dated and returned Mr. Kurz’s consent card, but has failed to check a box marked “CONSENT,” “DOES NOT CONSENT” or “ABSTAIN” for any of the Proposals, such stockholder will be deemed to have consented to such Proposal or Proposals, except that such stockholder will not be deemed to have consented to the removal of any member of the Board or the election of any Nominee whose name is written in by such stockholder in the space relating to the applicable Proposal on the consent card.  A vote to “ABSTAIN” will have the same effect as withholding your consent to a Proposal.

MR. KURZ RECOMMENDS THAT YOU CONSENT TO ALL OF THE PROPOSALS.

YOUR CONSENT IS IMPORTANT.  PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY.  FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS. PLEASE NOTE YOU MUST SIGN AND DATE THE WHITE CONSENT CARD IN ORDER FOR IT TO BE VALID.

VOTING SECURITIES

According to publicly available information (including the Company’s certificate of incorporation and Bylaws), the Shares constitute the only class of outstanding voting securities of the Company.  Accordingly, only holders of Shares are entitled to execute consents.  Each Share is entitled to one vote.  The Company’s stockholders do not have cumulative voting rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information is taken from the revised preliminary consent revocation statement filed by the Company with the SEC on November 25 , 2009, except for the information with respect to Mr. Kurz and the Foundation. Except as noted above, the following table provides information as of September 3, 2009 as to the ownership of Common Stock by: (i) each person known by the Company to be the beneficial owner of five percent or more of the Common Stock; (ii) each of the Company’s directors and named executive officers; and

(iii) all directors and executive officers of the Company as a group:

	Presidential Life Shares Beneficially Owned(1) (2)
	Number of Shares	Percentage of Shares Outstanding
Directors and Named Executive Officers:
Herbert Kurz(4)	8,597,265	29.1%
Lawrence Rivkin(5)	82,205	(6)
Donald Barnes	73,137	(6)
Jerrold Scher	3,128	(6)
Mark Abrams	9,645	(6)
Charles Snyder	5,663	(6)
John D. McMahon	5,000	(6)
William A. DeMilt	2,537	(6)
Lawrence Read	5,522	(6)
W. Thomas Knight	1,732	(6)
Stanley Rubin	8,757	(6)
William M. Trust Jr.	10,189	(6)
All Directors and executive officers as a group (12 persons)	2,635,073	8.9%

Five Percent Stockholders:
The Kurz Family Foundation, Ltd.(7)	6,164,981	20.8%
Herbert Kurz(3) (4)	2,432,284	8.2%
Dimensional Fund Advisors, Inc.(8)	2,266,814	7.7%
Barclays Global Investors, NA(9)	1,649,124	5.6%
_______________________
(1)
Certain of the shares shown in this table are shares as to which the persons named in this table have the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

(2)
Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially held by them, subject to community property laws where applicable.

(3)	The address for Mr. Kurz is c/o Presidential Life Corporation, 69 Lydecker Street, Nyack, New York 10960.
(4)
Includes 6,164,981 shares of Common Stock beneficially held by The Kurz Family Foundation, Ltd. (the “Foundation”) , a charitable foundation of which Mr. Kurz is a director.   As a director of the Foundation, Mr. Kurz may be deemed to be a beneficial owner of the 6,164,981 Shares held by the Foundation, although Mr. Kurz disclaims beneficial ownership of such Shares.  Excludes 112,977 shares of Common Stock beneficially owned by Mr. Kurz ' s wife .

(5)	Excludes 1,716 shares of Common Stock beneficially owned by Mr. Rivkin ' s wife. Mr. Rivkin disclaims beneficial ownership of the shares held by his wife.

(6)	Less than one percent.
(7)	The address for The Kurz Family Foundation, LTD. is c/o Anthony Montalbano, Esq., Montalbano, Condon & Frank, P.C., 67 North Main Street, 3rd Floor, New York, New York 10956.
(8)	The address for Dimensional Fund Advisors, Inc. (“Dimensional”) is 1299 Ocean Avenue, Santa Monica, California 90401-1038.
(9)	The address for Barclays Global Investors, NA (“Barclays”) is 400 Howard Street, San Francisco, CA 94105.

SOLICITATION OF CONSENTS

Consents will be solicited by mail, telephone, telefax, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Mr. Kurz and the other Participants listed on Annex A hereto may assist in the solicitation of consents without any remuneration.

Mr. Kurz has retained Morrow & Co., LLC for solicitation and advisory services in connection with the solicitation of consents, for which Morrow & Co., LLC is to receive a fee of up to $75,000.  Up to [__] people may be employed by Morrow & Co., LLC in connection with the solicitation of consents.  Mr. Kurz has also agreed to reimburse Morrow & Co., LLC for out-of-pocket expenses and to indemnify Morrow & Co., LLC against certain liabilities and expenses, including reasonable legal fees and related charges. Morrow & Co., LLC will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. Mr. Kurz’s expenses related to the solicitation of consents are currently estimated to be approximately $[_____], of which approximately $[_____] has been incurred to date.  The entire expense of soliciting consents in connection with the Proposals by or on behalf of Mr. Kurz is being borne by Mr. Kurz.  To the extent legally permissible, Mr. Kurz intends to seek reimbursement from the Company for the costs of this consent solicitation.  Mr. Kurz does not currently intend to submit approval of such reimbursement to a vote of stockholders of the Company at a subsequent meeting of stockholders unless required by applicable law.

If you have any questions concerning this consent statement or the procedures to be followed to execute and deliver a consent, please contact Morrow & Co., LLC at the address or phone number specified below.

STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

According to the Company’s 2009 Proxy Statement, a stockholder who desires to include a proposal in the proxy material relating to the next annual meeting of stockholders of the Company must submit the same in writing, so as to be received at the principal executive office of the Company (to the attention of the Secretary) on or before December 14, 2009, for such proposal to be considered for inclusion in the proxy statement for such meeting.  Such proposal also must meet the other requirements of the SEC relating to stockholder proposals required to be included in the Company’s proxy statement.  However, based on the fact that the Company’s definitive proxy statement for the 2009 annual meeting of stockholders was filed (and presumably mailed) on April 24, 2009, Mr. Kurz believes that the correct deadline for submission of stockholder proposals for the next annual meeting is December 25, 2009.

FORWARD-LOOKING STATEMENTS

This consent statement contains certain statements which are “forward looking” in nature, and stockholders should be aware that any such forward-looking statements are only predictions, subject to risks and uncertainties that exist in the business environment which could render actual outcomes and results materially different than predicted.  In some cases, such forward-looking statements may be identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends” or “believes” or the negative of such terms or other comparable terminology.

OTHER INFORMATION

The information concerning the Company contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Mr. Kurz has no knowledge that would indicate that statements relating to the Company contained in this consent statement in reliance upon publicly available information are inaccurate or incomplete. Mr. Kurz does not take any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Annex A, attached hereto, sets forth information concerning Participants in Mr. Kurz’s solicitation of consents from the Company’s stockholders.

YOUR PROMPT ACTION IS IMPORTANT.  MR. KURZ URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE CONSENT CARD TODAY.  PLEASE NOTE YOU MUST SIGN AND DATE THE WHITE CONSENT CARD IN ORDER FOR IT TO BE VALID.

December  [__], 2009

If you have any questions or require any assistance in voting your Shares, please contact Morrow & Co., LLC, the firm assisting Mr. Kurz in his solicitation of consents.

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Stockholders Call Toll Free: 800-662-5200
Banks and Brokers Call Collect: 203-658-9400

Important Notice Regarding the Availability of this Consent Statement

This consent statement is available on the internet at www.[_____].com.

ANNEX A
CERTAIN INFORMATION CONCERNING THE NOMINEES

There are no material legal proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or associates have a material interest adverse to the Company or any of its subsidiaries.  There are no family relationships among the Nominees or between any of the Nominees and any director or executive officer of the Company.

None of the Nominees have been involved in any legal proceedings in the preceding five years described in Item 401(f) of Regulation S-K (“Regulation S-K”).  Other than as disclosed in this consent statement, there are no arrangements or understandings between any of the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee.  Other than as disclosed in this consent statement, none of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

CERTAIN INFORMATION CONCERNING PERSONS WHO MAY BE PARTICIPANTS IN
MR. KURZ’S SOLICITATION OF CONSENTS

The following sets forth the name and the present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is carried on, of persons who may be deemed to be participants on behalf of Mr. Kurz in the solicitation of consents from stockholders of the Company.  Each person is a citizen of the United States.

Nominees for Election to the Board of Directors of the Company

The business address and present principal occupation or employment of each of Mr. Kurz’s Nominees is set forth in this consent statement under the heading “The Proposals - Proposal 3 Election of Nominees.”

Other Participants

As discussed in the consent solicitation statement, Mr. Kurz is the Chairman of the Board of the Company.  The business address of Mr. Kurz is c/o Presidential Life Corporation, 69 Lydecker Street, Nyack, New York 10960.

Certain Disclosure Relating to the Participants

Mr. Kurz and/or the Foundation has from time to time made contributions and donations to charitable organizations or non-profit institutions or foundations affiliated with certain of the Nominees, none of which contributions represented a material amount to Mr. Kurz, the Foundation, the Nominees or the respective charitable organizations or non-profit organizations or foundations.

In his capacity as a director and Chairman of the Board of the Company, Mr. Kurz received $43,000 in compensation from the Company in 2008 and has received and will receive compensation from the Company for his service as a director and Chairman of the Board in 2009.  In addition, Mr. Kurz received compensation of $ 723, 496 for serving as President and Chief Executive Officer of the Company and Chief Executive Officer of the Insurance Company in 2008, of which $569,710 represented Mr. Kurz’s salary and $153,786 represented the Company’s payment of premiums with respect to term life insurance policies and Company 401(k) plan contributions.  Mr. Kurz received the same salary (on an annual basis) and additional compensation for serving as President and Chief Executive Officer of the Company and Chief Executive Officer of the Insurance Company from January 1, 2009 through May 12, 2009.

From 1954 to 1987, Mr. Shaffer was President of Donald Shaffer Associates, Inc., a full service insurance agency which represented the Company and sold its contracts on a commission basis.  In addition, Mr. Shaffer owns approximately $630,000 of single-premium deferred annuity contracts issued by the Company, which were purchased prior to 1990.

At various times from 1998 to 2008, the Company was an investor in Palladium Partners, LP, a limited partnership for which Kineo Advisors LLC served as investment advisor.  During this time, Mr. Theriault was a managing member of Kineo Advisors LLC.  At no point did the Company’s investment in Palladium Partners, LP exceed $3 million.  The Company paid a total of $6,714 in fees to Kineo Advisors LLC for the first six months of 2008.  The Company withdrew from Palladium Partners, LP effective June 30, 2008.  Mr. Kurz and his adult daughter Ellen Kurz were also investors in Palladium Partners, LP until December 2008.  Neither Mr. Kurz nor Ellen Kurz paid management fees to Kineo Advisors LLC in excess of $10,000 in respect of such investments in 2008.

Shares Held by Participants

The beneficial ownership of the Company’s Shares by Mr. Kurz is set forth in this consent statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”  The Nominees have beneficial ownership of the Company’s Shares as set forth in the chart below.   No associates of the Nominees beneficially own any of the Company’s Shares.   None of the participants or any of their associates owns any Shares of record that such person does not own beneficially.

	Common Stock Beneficially Owned (1)	Percentage Ownership (1)
Donna Brazile	300	(2)
Donald Shaffer	5,000	(2)
Jerry Warshaw	34,422	(2)

(1)	Percentage ownership based on 29,574,697 Shares outstanding as of November 7, 2009 as disclosed in the Company’s Form 10-Q for the quarterly period ended September 30, 2009.
(2)	Less than one percent.

Transactions in the Company’s Securities By Participants

The following table sets forth purchases and sales during the past two years of the Company’s securities by the Participants.  None of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Transactions in the Company’s Common Stock by Donna Brazile:

Date of Transaction	Nature of Transaction	Number of Shares of the Company’s Common Stock
August 7, 2009	Purchase	300

Transactions in the Company’s Common Stock by Herbert Kurz:

Date of Transaction	Nature of Transaction	Number of Shares of the Company’s Common Stock
December 10, 2007	Disposal (Gift)	(50,000)
May 15, 2008	Purchase	2,000
August 14, 2008	Purchase	1,000
August 18, 2008	Purchase	1,000
August 19, 2008	Purchase	1,000
August 20, 2008	Purchase	2,000
August 21, 2008	Purchase	2,000
August 22, 2008	Purchase	1,000
August 25, 2008	Purchase	2,000
August 26, 2008	Purchase	2,000
August 27, 2008	Purchase	1,000
September 2, 2008	Purchase	2,000

Date of Transaction	Nature of Transaction	Number of Shares of the Company’s Common Stock
September 3, 2008	Purchase	1,000
September 4, 2008	Purchase	1,000
September 5, 2008	Purchase	3,000
September 8, 2008	Purchase	1,000
September 10, 2008	Purchase	2,000
September 12, 2008	Purchase	1,000
September 15, 2008	Purchase	1,000
September 16, 2008	Purchase	1,000
September 17, 2008	Purchase	1,000
October 28, 2008	Disposal (Gift)	(5,364,371)
November 19, 2008	Purchase	2,000
November 20, 2008	Purchase	15,000
November 21, 2008	Purchase	5,000
March 12, 2009	Purchase	14,300
March 13, 2009	Disposal (Gift)	100
March 16, 2009	Purchase	8,031
March 18, 2009	Purchase	10,000
March 19, 2009	Purchase	10,000
March 20, 2009	Purchase	10,000
March 24, 2009	Purchase	5,000
March 25, 2009	Purchase	5,000
September 8, 2009	Purchase	10,000
September 10, 2009	Purchase	5,000
September 11, 2009	Purchase	347
September 21, 2009	Purchase	5,000

Transactions in the Company’s Common Stock by Donald Shaffer:

Date of Transaction	Nature of Transaction	Number of Shares of the Company’s Common Stock
September 24, 2009	Purchase	1,200
September 30, 2009	Purchase	2,800

Transactions in the Company’s Common Stock by Jerry Warshaw:

Date of Transaction	Nature of Transaction	Number of Shares of the Company’s Common Stock
January 28, 2008	Disposal	(500)
January 30, 2008	Disposal	(500)
January 31, 2008	Disposal	(500)
February 1, 2008	Disposal	(1,000)
March 31, 2008	Disposal	(165)

April 2, 2008	Disposal	(2,100)
August 15, 2008	Disposal	(500)
September 2, 2008	Disposal	(700)
September 3, 2008	Disposal	(7,000)
September 22, 2008	Disposal	(1,000)
September 23, 2008	Disposal	(800)
February 24, 2009	Purchase	1,000

Miscellaneous Information Concerning the Participants

Except as described in this Annex A or in the consent statement, no Participant nor any of his or her respective associates or affiliates (together, the “Participant Affiliates”), is either a party to any transaction or series of transactions since January 1, 2008, or has knowledge of any currently proposed transaction or series of proposed transactions, (i) to which the Company or any of its subsidiaries was or is to be a participant, (ii) in which the amount involved exceeds $120,000 and (iii) in which any Participant or Participant Affiliate had, or will have, a direct or indirect material interest.  Furthermore, except as described in this Annex A or in the consent statement, no Participant or Participant Affiliate (i) directly or indirectly beneficially owns any securities of the Company or any securities of any subsidiary of the Company, or (ii) has had any relationship with the Company in any capacity other than as a stockholder.

Except as described in this Annex A or in the consent statement, no Participant or Participant Affiliate has entered into any agreement or understanding with any person with respect to any future employment by the Company or any of its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. Except as described in this Annex A or in the consent statement, there are no contracts, arrangements or understandings by any Participant within the past year with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, consents or authorizations.

ANNEX B
PROPOSED AMENDMENT TO THE BYLAWS OF THE COMPANY

1.             Proposed Amendment to Article III, Section 1 of the Bylaws
Article III, Section 1 of the Bylaws is amended by replacing it in its entirety with the following:

“The Board shall consist of ~~not less than five (5) and not more than nineteen (19) directors.  The number of directors may be reduced or increased (within the foregoing limits) from time to time by action of a majority of the entire Board, but no decrease may shorten the term of an incumbent director~~nine (9) directors, provided that, notwithstanding the first paragraph of Article IX of these By-Laws, any amendment by the Board to these By-Laws changing the number of directors constituting the Board shall be effective only upon the approval of at least 75% of the directors then in office.  When used in these By-~~laws~~Laws, the phrase ‘entire Board’ means the total number of directors which the Corporation would have if there were no vacancies.”

B-1

PRELIMINARY COPY – SUBJECT TO COMPLETION

FORM OF CONSENT CARD—WHITE

THIS CONSENT IS SOLICITED BY HERBERT KURZ
AND NOT ON BEHALF OF THE BOARD OF DIRECTORS
OF PRESIDENTIAL LIFE CORPORATION

Unless otherwise indicated below, the undersigned hereby consents pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, as amended, with respect to all shares of common stock of Presidential Life Corporation, a Delaware corporation (the “Company”), held by the undersigned as of the record date for determining shares entitled to consent, to the taking of the following actions without a meeting of the Company’s stockholders:

IF NO BOX IS MARKED FOR ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED RELATING TO THE APPLICABLE PROPOSAL.  HERBERT KURZ (“MR. KURZ”) RECOMMENDS THAT YOU CONSENT TO ALL PROPOSALS.

None of the Proposals is subject to, or is conditioned upon, the adoption of the other Proposals; however, if none of the existing members of the Board are removed in Proposal 1, there will be no vacancies to fill so none of the nominees can be elected in Proposal 3.  Accordingly, Mr. Kurz will not be seeking to elect nominees under Proposal 3 unless the stockholders also approve the removal, without cause, of one or more of the existing members of the Board (other than Mr. Kurz).

1.
Remove, without cause, Donald Barnes, W. Thomas Knight, Stanley Rubin, William M. Trust, Jr., Lawrence Read, Lawrence Rivkin, William DeMilt and John D. McMahon and any other person (other than those elected pursuant to Mr. Kurz’s consent solicitation) elected or appointed to the Company’s Board of Directors by such directors to fill any vacancy on the Company’s Board of Directors or any newly-created directorships.

[ ] CONSENT	[ ] DOES NOT CONSENT	[ ] ABSTAIN

INSTRUCTION: IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 1, BUT NOT ALL OF THEM, MARK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.

2.
Amend Article III, Section 1 of the Bylaws to fix the size of the Company’s Board of Directors at nine directors, provided that any amendment to the Bylaws by the Board which would change the number of directors constituting the Board would require the vote of at least 75% of the directors then in office.

[ ] CONSENT	[ ] DOES NOT CONSENT	[ ] ABSTAIN

3.	Elect Donna L. Brazile, William J. Flynn, John F. X. Mannion, Donald Shaffer, Douglas B. Sosnik, Daniel M. Theriault, Jerry Warshaw and Cliff L. Wood to serve as directors of the Company.

[ ] CONSENT	[ ] DOES NOT CONSENT	[ ] ABSTAIN

INSTRUCTION: IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

4.
Repeal each provision of the Bylaws or amendments to the Bylaws that are adopted after November 6, 2009 (the last date of reported changes) and before the effectiveness of any of the foregoing proposals and the seating of the Nominees on the Company’s Board of Directors.

[ ] CONSENT	[ ] DOES NOT CONSENT	[ ] ABSTAIN

IN THE ABSENCE OF CONTRARY INSTRUCTIONS, OR IF NO INSTRUCTIONS ARE GIVEN, THE UNDERSIGNED HEREBY CONSENTS TO EACH PROPOSAL LISTED ABOVE.
IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Dated:

Signature of Stockholder (title, if any)

Signature of Stockholder (if held jointly)

Please sign exactly as your name or names appear on the stock certificate or on the attached label hereon.  If shares are held jointly, each stockholder should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If a corporation, please sign in full corporate name by president or authorized officer.  If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS CONSENT CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.